Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

February 2011

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s Embedded Value 2009 Report, dated May 12, 2010, is attached as an appendix and incorporated herein by reference. The Embedded Value 2009 Report, as included in the appendix, reflects some minor adjustments to the Embedded Value 2009 Report as referred to in our Report on Form 6-K furnished to the SEC on May 12, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V. (Registrant)

Date: February 24, 2011	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

THE HAGUE, MAY 12, 2010

EMBEDDED VALUE

2009

LIFE INSURANCE	PENSIONS	INVESTMENTS

Embedded Value	Page 1

1.  Highlights

1.1  Introduction

AEGON has long used embedded value as a management tool for its life insurance operations. AEGON’s management believes that embedded value, in conjunction with other publicly disclosed financial information, can provide valuable additional information for analysts and investors to assess a reasonable range of values inherent in the business. The disclosure includes sensitivity analyses reflecting certain risks and drivers of the realization of embedded value.

Embedded value life insurance (EVLI) is an estimate of the economic value of a company’s existing life insurance business and is to a large extent actuarially determined. EVLI should not be viewed as a substitute for AEGON’s primary financial statements.

EVLI represents the contributed capital invested in AEGON’s life operations, available surplus or adjusted net worth (ANW), and the value of in-force life business (ViF). The latter equals the present value of expected future profits arising from the existing book of life insurance business, including new business sold in the reporting period, less the cost of capital. Future new business that is sold after the valuation date is not reflected in this value, although certain assumptions such as unit costs reflect a going concern basis.

Total embedded value (TEV) is an additional measure used by management in considering shareholders’ interest in the value of the existing business. TEV represents the sum of the embedded value life insurance, the IFRS book value of all other business that is not included in EVLI (other activities) and the adjustments in respect of holding companies (holding activities). The holding activities largely represent the market value of AEGON’s debt, capital securities and other net liabilities. IFRS measures have been used to value the holding activities, as this is the accounting basis on which AEGON’s primary financial statements are based.

EVLI calculations use local regulatory accounting principles rather than company specific accounting principles (e.g. IFRS) as these regulatory requirements determine when profits can be distributed to shareholders. As the base case, EVLI has been prepared using required capital on the internal surplus basis. This presentation has been adopted, as this is how the business is managed and is consistent with European Embedded Value (EEV) Principles.

This report uses the IFRS reporting structure of 2009. Additional information showing the embedded value at year-end 2009 under the new reporting structure for 2010 is shown in Addendum 2.

The regional groupings used throughout the report are as follows:

¿	Americas consists of AEGON Canada, AEGON USA, AEGON’s 50% interest in Mongeral (Brazil) and AEGON’s 49% interest in Seguros Argos (Mexico);
¿

Other Countries consists of AEGON’s operations in the Czech Republic (including the 90% interest in its partnership in the AEGON Pension Fund), Hungary, Poland, Slovakia, Romania, Turkey, Variable Annuities in Europe, AEGON Spain, AEGON’s interests in four partnerships in Spain, AEGON’s 35% interest in La Mondiale Participations (France) and AEGON’s 50% interest in its partnership in China.

A breakdown of the Other Country results by region is shown in Addendum 3.

Other activities includes the IFRS book value of AEGON’s 26% interest in AEGON Religare (India) AEGON’s 75% interest in Religare AEGON Asset Management (India), AEGON’s 49% interest in AEGON Industrial Fund Management (China) and AEGON’s 50% interest in Caixa Terrassa Vida y Pensiones in Spain.

Embedded Value	Page 2

The methodology AEGON uses to calculate EVLI is described in addendum 7. This methodology is consistent with EEV Principles. This disclosure document is in compliance with the additional guidance on minimum required disclosures of sensitivities and other items under EEV, as published by the CFO Forum in October 2005.

Embedded Value	Page 3

1.2  Overview of embedded value life insurance and total embedded value

A high level overview of embedded value life insurance and total embedded value is contained in table 1. More details on these values, the principles and assumptions used plus the sensitivity of these values to changes in underlying assumptions are included in this document and should be read carefully in connection with the information presented below. All figures in this document are presented on an after tax basis unless otherwise stated.

Table 1

Embedded value (amounts in millions unless stated otherwise, after tax)	Year-end 2009 EUR	Year-end 2008 EUR	%
Life business
Adjusted net worth (ANW)	13,216	11,123	19
Free surplus (FS)	2,404	2,335	3
Required surplus (RS)	10,811	8,788	23

Value of in-force life business (ViF)	10,081	11,813	(15)
Present value future profits (PVFP)	13,035	14,184	(8)
Cost of capital (CoC)	(2,955)	(2,371)	25

Embedded value life insurance (EVLI)	23,296	22,936	2
Other activities
IFRS book value	1,137	948	20

Total embedded value before holding activities	24,434	23,883	2

Holding activities	(6,663)	(5,346)	25
Market value of debt, capital securities & other net liabilities	(6,187)	(4,840)	28
Present value holding expenses	(477)	(506)	(6)
Total embedded value (TEV)	17,770	18,538	(4)
Value of preferred share capital	(1,301)	(1,343)	(3)
Total embedded value (TEV) attributable to common shareholders	16,469	17,194	(4)
TEV attributable to common shareholders per share (EUR)	9.65	11.35	(15)

The most important items impacting the change in embedded value life insurance during 2009 are1:

¿	Embedded value operating return[2] of EUR 1.3 billion, consisting of EUR 0.6 billion for in-force performance and EUR 0.8 billion for new business value.
¿	A negative investment variance of EUR (0.4) billion and an adverse impact of EUR (0.6) billion from economic assumption changes.
¿	Net capital movements into the life operations increased the EVLI by EUR 0.4 billion.
¿

The weakening of the US dollar against the euro was partially offset by the strengthening of the British pound, reducing the EVLI by EUR (0.2) billion. If the figures in this table had been prepared on a constant currency basis, EVLI would have increased by 2% and TEV would have decreased by 4%.

The value of other activities increased to EUR 1.1 billion.

Debt, capital securities and other net liabilities, which includes the convertible core capital securities from Vereniging AEGON funded by the Dutch State, increased by EUR 1.3 billion, due to a EUR 1.1 billion increase in debt and capital securities and a EUR 0.2 billion increase in Other Net Liabilities.

1 For a more detailed analysis, please refer to section 4.2 ‘Movement analysis of embedded value life insurance’.

2 For embedded value operating margins on a constant currency basis, please refer to addendum 1 ‘movement analysis per region and product segment’.

Embedded Value	Page 4

Debt securities increased by EUR 1.1 billion as a result of an increase in the market value of debt (EUR 1.4 billion) and the issuance of senior debt (EUR 1.8 billion). The increase in debt was netted against assets that remain in the holding after allocations to net capital contributions to life operations and other activities (EUR 0.3 billion), interest and coupons on debt and capital securities, including the coupon and premium on the convertible core capital securities (EUR 0.6 billion) and dividends to preferred share holders (EUR 0.1 billion). The above increases were partially offset by the repayment of EUR 1.0 billion convertible core capital securities supported by the issuance of common shares during 2009, and currency exchange rate movements (EUR 0.2 billion).

1.3  New business

The profitability of the policies sold in 2009 can be measured by the gross value of new business, which is equal to the value of new business (VNB) generated by new business sold during the reporting period, grossed up at the relevant corporate tax rate and adjusted for the cost of carrying required capital on the internal surplus basis.

Table 2

Value of new business (amounts in millions)	2009 EUR	2008 EUR	%
Gross value of new business	1,199	1,369	(12)
Tax	(253)	(317)	(20)
Cost of capital	(178)	(215)	(17)
Value of new business	767	837	(8)

Table 3

Value of new business (amounts in millions, after tax)	2009 EUR	2008 EUR	%
Americas	293	412	(29)
The Netherlands	184	43	-
United Kingdom	170	234	(27)
Other Countries	120	148	(19)
Asia	4	20	(80)
Central and Eastern Europe	46	74	(38)
Other European Countries	82	54	52
Variable Annuity Europe	(11)		-
Total	767	837	(8)

The value of new business decreased 8% from 2008 (decreased 7% if calculated on a constant currency basis).3

3 For a more detailed analysis, please refer to section 4.2 ‘Movement analysis of embedded value life insurance’.

Embedded Value	Page 5

2.  Economic Assumptions

The economic assumptions for AEGON’s main markets in 2009 and 2008 are presented in table 4. The assumptions are set using a market based approach with rates that can vary by country unit and change from year to year taking into account available empirical data.

Further detail on the setting of discount rates and the economic assumptions in other countries is described in addendum 7 and 8 respectively.

Table 4

Economic assumptions 2009	United States	The Netherlands	United Kingdom
Discount rate	8.9%	7.4%	8.8%
Equity returns	8.9%	7.4%	8.8%
Property returns	8.0%	6.7%	8.8%
Risk free fixed interest returns (A)	3.9%	3.8%	4.2%
Net credit spread on fixed interest (bps) (B)	290	124	167
Inflation rate	2.0%	2.0%	2.0%
Tax rate	35.5%	25.5%	28.0%

Economic assumptions 2008	United States	The Netherlands	United Kingdom
Discount rate	7.2%	7.0%	7.9%
Equity returns	7.2%	7.0%	7.9%
Property returns	6.5%	6.7%	7.9%
Risk free fixed interest returns (A)	2.3%	3.4%	3.4%
Net credit spread on fixed interest (bps) (B)	606	527	388
Inflation rate	2.0%	2.0%	2.0%
Tax rate	35.5%	25.5%	28.0%

(A) Risk free fixed interest returns correspond to the 10-year government bond yield. The table above shows start rates only. Refer to table 29 for more detail.

(B) Average net credit spread in basis points (bps) of all corporate bonds, mortgages, loans, etc. over the ‘fixed interest returns’. The table above shows start rates only. Refer to table 29 for more detail.

All economic assumptions are reviewed each year and adjusted if appropriate. All assumptions reflect a going concern. The currency exchange rates are summarized in addendum 6: Exchange rates.

The main changes for 2009 are increases in the short-term risk free fixed interest return across all countries. The risk discount rate is determined from the average of the current and ultimate risk free fixed interest returns (shown in Table 29) plus the risk margin. The risk margin to determine equity returns and the discount rate remained at 4%, except for the Netherlands where the risk margin remained at 3% to reflect the substantial de-risking of their business profile. The other feature across all countries has been a substantial decrease in initial corporate spreads.

Embedded Value	Page 6

3. Reconciliation of total capital base to adjusted net worth

The embedded value life insurance is not based on international financial reporting standards (IFRS). Rather, it is based on local regulatory accounting. As the base case, EVLI has been prepared using required capital on the internal surplus basis. The following reconciliation presents the adjustments to the total capital base under IFRS to arrive at the ANW that is based on local regulatory accounting rules.

Table 5

Reconciliation of total capital base to ANW (amounts in EUR millions)	2009	2008	%
Total capital
AEGON shareholders’ equity (A)	12,164	6,055	101
Capital securities & subordinated debt & (B)	6,839	7,901	(13)
Minority interest	10	6	67
Senior debt related to insurance activities (C)	958	69	-

Total capital base	19,971	14,031	42
Other net liabilities (D)	(1)	(180)	(99)

Total capital base and other net liabilities	19,970	13,851	44

Capital in units
Americas	12,207	7,629	60
The Netherlands	3,544	2,954	20
United Kingdom	2,485	1,320	88
Other countries	1,733	1,948	(11)
Asia	60	397	(85)
Central and Eastern Europe	703	645	9
Other European Countries	930	906	3
VA Europe	41		-

Total	19,970	13,851	44

Allocated to
Life subsidiaries	18,833	12,903	46
Other activities	1,137	948	20

Total	19,970	13,851	44

Reconciliation capital in life subsidiaries to adjusted net worth
Capital in life subsidiaries	18,833	12,903	46
Adjustments to local equity	(5,617)	(1,780)	216

Adjusted net worth (ANW)	13,216	11,123	19

(A) Including the preferred share capital (2009: EUR 2,122 million, 2008: EUR 2,114 million).

(B) Including convertible core capital securities (2009: EUR 2 billion, 2008: EUR 3 billion).

(C) Borrowings (of which related to insurance activities): EUR 7,485 million (EUR 958 million) in 2009 and EUR 5,339 million (EUR 69 million) in 2008.

(D) Carried at the holding companies.

The capital base is largely invested in the life subsidiaries. The remaining capital allocated to other activities is included in total embedded value at IFRS book value. In the reconciliation, the capital allocated to life subsidiaries is adjusted to local regulatory accounting. The largest part of the adjustment relates to the non-admissibility on a regulatory basis of DPAC/VOBA of the modeled life business 4.

4 The non-admissibility of certain assets on a local basis simultaneously decreases equity while increasing future profits as the margins that are available to amortize these intangible assets on an IFRS basis go straight to the bottom-line under regulatory accounting. In other words, the decrease in equity when going from IFRS to the local basis is largely offset by an increase in the value of the in-force business.

Embedded Value	Page 7

The life insurance DPACs in certain countries, most significantly the Netherlands (EUR 0.6 billion), are not eliminated, as they are admissible assets under their regulatory accounting. The impact of the elimination of inadmissible DPAC/VOBA relating to the modeled life business equals EUR (13.9) billion, asset related differences amount to EUR 2.0 billion, reserve related differences amount to EUR 5.4 billion and the balance of the adjustments, EUR 0.9 billion, is explained by a number of smaller adjustments, including deferred tax and goodwill on moving from IFRS to regulatory accounting. The asset valuation differences are down substantially from 2008, primarily due to the reduction in unrealized losses from the end-2008 levels that are included in IFRS but which are not required under regulatory reporting in the Americas. The reserve valuation differences are up on 2009 due to an increase in the Americas resulting from certain liabilities being adjusted to reflect market changes under regulatory accounting but remaining fixed under IFRS partially offset by a fall in the UK as only statutory reserves for annuities reflect the impact of lower bond yields.

The differences between embedded value and the accounting treatment of DPAC are discussed in addendum 5.

Embedded Value	Page 8

4. Outcome

This section presents the EVLI and TEV as of December 31, 2009. All profits are in millions of euro and based on local regulatory accounting net of reinsurance and after tax. The level of required surplus is based on internal surplus requirements.

4.1  Value components

The values under the internal surplus requirements are:

Table 6

Embedded value components (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Other countries	Total 2009

Life business
Adjusted net worth (ANW)	8,527	3,199	673	817	13,216
Free surplus (FS)	822	1,114	177	292	2,404
Required surplus (RS)	7,705	2,085	496	525	10,811

Value of in-force life business (ViF)	4,888	2,315	1,918	960	10,081
Present value future profits (PVFP)	6,873	2,934	2,082	1,146	13,035
Cost of capital (CoC)	(1,985)	(619)	(164)	(186)	(2,955)

Embedded value life insurance (EVLI)	13,415	5,514	2,591	1,777	23,296

Other activities
IFRS book value	616	355	(153)	320	1,137

Total embedded value per region	14,031	5,869	2,437	2,096	24,434

Holding activities					(6,663)
Market value of debt, capital securities & other net liabilities					(6,187)
Present value holding expenses					(477)
Total embedded value (TEV)					17,770
Value of preferred share capital					(1,301)

Total embedded value (TEV) attributable to common shareholders					16,469

The solvency requirement on which the business is managed is based on the more stringent of the regulatory requirements and Standard and Poor’s local capital adequacy models at a AA level, plus any additional internally imposed requirements, if applicable. The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements. This then forms the basis for the solvency requirements for that business throughout this report.

The main areas covered by other activities are banking (EUR 0.5 billion), distribution (EUR 0.1 billion), general insurance (EUR 0.3 billion) and the company’s pension and employee benefit schemes (EUR 0.1 billion).

The value of other activities increased to EUR 1.1 billion. Other activities increased mainly due to a change in treatment of certain intercompany loans between the life companies and other activities in the UK, offset by a reduction in the value of the staff pension scheme in the US and expense and interest charges at the holding company in the UK.

Embedded Value	Page 9

The embedded value life insurance increased due to positive performance on the in-force business and the contribution from value of new business being largely offset by the negative impact of investment experience and changes in economic assumptions. For a detailed discussion of the change in embedded value life insurance from end of year 2008 to end of year 2009 refer to section 4.2.

Non-recurring expenses

In established operations, certain incurred expenses are considered non-recurring. For newer operations, such as China or Czech Republic, the value of new business and the projection of expenses in the embedded value life insurance reflect longer term expected run rate acquisition and maintenance expenses. In total an amount of EUR 40 million, after tax, was considered as exceptional expenses (Americas EUR 12 million, UK EUR 13 million and Other countries EUR 15 million), and not included in the derivation of acquisition and maintenance expense assumptions.

Employee pension plan costs

Expense assumptions in the embedded value include the cost of providing employee pension benefits where appropriate. The allowance for these costs fully reflects the long-term cost of providing pensions and is consistent with the allowance for pensions elsewhere in the calculation of the total embedded value. Any pension asset or liability has been included at the IFRS book value. For the Americas, where a pension asset is already reflected in IFRS book value (in other activities), no contribution holidays with respect to this pension asset are taken into account in the pension contribution expenses in the embedded value.

Embedded Value	Page 10

Free surplus

Table 7

Reconciliation of free surplus (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Other countries	Total 2009	Total 2008

Free surplus (BOY)	600	971	364	399	2,335	1,025
Change in MV adjustment on FS	4	-	-	13	17	(32)
Return on free surplus	20	112	9	19	160	82
Earnings on in-force	2,219	336	456	138	3,149	(755)
Release of required surplus on inforce	(1,246)	(159)	(13)	70	(1,348)	3,267
Investment in new business	(965)	(141)	(227)	(119)	(1,452)	(1,958)
New business first year strain	(345)	(38)	(155)	(93)	(631)	(712)
Required surplus on new business	(620)	(103)	(72)	(27)	(822)	(1,246)
Capital movements	206	(9)	252	(38)	412	518
Currency exchange differences	(16)	0	33	(3)	14	(80)
Other	(1)	4	(699)	(188)	(883)	267
Free surplus (EOY)	822	1,114	177	292	2,404	2,335

The economic value of free surplus in the life business increased during 2009 mainly due to:

¿	Return on free surplus of EUR 0.2 billion.
¿	Overall earnings on in-force operations based on local statutory accounting of EUR 3.1 billion.
¿	In the Americas the earnings on in-force of EUR 2.2 billion reflected substantial earnings from life, fixed annuities, accident and health, institutional products and life reinsurance.
¿

In the Netherlands the earnings on in-force of EUR 0.3 billion is lower than 2008, largely due to a loss on the hedge result, as a result of an increase in the risk free rate, more than offsetting an improvement in operational earnings.

¿	In the UK, earnings on in-force have improved significantly on 2008 due to improved market conditions in 2009.
¿	Net capital injections of EUR 0.4 billion.

partially offset by

¿	A strengthening of required surplus on in-force, which had a negative impact on free surplus of EUR (1.3) billion.
¿

In the Americas, the strengthening of required surplus on in-force was largely due to substantial increases in required surplus for fixed annuities and life and to a lesser extent pensions and life reinsurance.

¿	In the Netherlands, the increase in required surplus is largely due to an increase in S&P capital requirements, related to longevity.
¿

Investment in new business, including new business strain and required capital on new business, of EUR (1.5) billion. This is lower than the investment in new business in 2008, largely due to the run off of institutional spread-based business and lower fixed annuity volumes in the Americas and generally lower production in the UK in 2009.

¿

Other of EUR (0.9) billion. In the UK, other is primarily related to the strengthening of the statutory valuation basis and a change in treatment of certain intercompany loans between the life companies and other activities. In Other countries, Other is largely related to the sale of the Taiwan life insurance business.

Further detail on the Reconciliation of free surplus for Other countries is shown in Addendum 3.

Embedded Value	Page 11

4.2 Movement analysis of embedded value life insurance

The change in embedded value life insurance from year to year is split into the following components5. The main items per region are explained in further detail after table 8 and table 10.

Table 8

Movement analysis 2009 (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Other countries	Total 2009
Embedded value life insurance BoY	12,879	5,734	2,617	1,706	22,936
Value of new business (VNB)	293	184	171	120	767
Gross value of new business	454	291	253	202	1,199
Tax	(54)	(74)	(71)	(54)	(253)
Cost of capital (after tax)	(107)	(32)	(11)	(27)	(178)
In-force performance	(134)	622	(15)	87	560
Unwind of discount	916	455	197	131	1,700
Operating variances	(1,028)	(39)	(13)	(65)	(1,145)
Mortality/morbidity	13	1	3	(2)	16
Persistency	(240)	(34)	9	(39)	(303)
Maintenance expenses	69	19	(12)	0	76
Exceptional expenses	(12)	0	(13)	(15)	(40)
Other	(858)	(26)	0	(10)	(893)
Changes in operating assumptions	(22)	206	(199)	21	5
Mortality/morbidity	199	(92)	(44)	9	72
Persistency	66	13	(93)	(53)	(67)
Maintenance expenses	135	76	(17)	13	207
Other	(422)	209	(44)	51	(206)
Embedded value operating return	159	806	155	207	1,327
Variance from long-term inv. return	454	(819)	(96)	65	(396)
Change in economic assumptions	(66)	(260)	(264)	(16)	(607)
Currency exchange differences	(342)	0	189	(0)	(153)
Miscellaneous impacts	124	62	(262)	(146)	(222)
Embedded value total return	330	(211)	(279)	109	(51)
Capital movements	206	(9)	252	(38)	412
Embedded value life insurance EoY	13,415	5,514	2,591	1,777	23,296
Other activities					1,137
Holding activities					(6,663)
Total embedded value					17,770
Embedded value operating margin (A)	1.2%	14.1%	5.5%	12.4%	5.8%

(A) Embedded value operating margin is calculated on a constant currency basis. See addendum 1, tables 14 to 17 for details.

5 Refer to addendum 1 ‘Movement analysis per region and product segment’, tables 14 to 17, for a split per region and per product segment

Embedded Value	Page 12

Return on embedded value

The overall embedded value operating margin was 5.8% in 2009 (6.8% in 2008). The embedded value total margin was (0.2)% in 2009 ((13.4)% in 2008).

Currency exchange differences

A currency variance of EUR (153) million was primarily caused by a weakening of the US dollar against the euro, partially offset by a strengthening of the British pound.

Capital movements

Capital movements include transfers between life operations, holding activities and non-life operations.

Americas

¿	The embedded value operating margin on a constant currency basis was 1.2%.
¿

In-force variance was negative overall due to adverse persistency experience for variable annuities and life reinsurance business and adverse spread experience on institutional products (EUR (0.9) billion), partially offset by small positive spread variances on other lines of business, shown under Other. There is also a negative impact for statutory reserve strengthening for variable annuities shown in Other partially offset by a number of items including a small impact from the Monumental Life securitization. These adverse impacts were partially offset by favorable mortality/morbidity for variable annuities, pensions and BOLI/COLI and favorable maintenance expenses across most lines of business.

¿

The change in operating assumptions was driven by lower mortality assumptions for Life and Life reinsurance business, improved persistency assumptions for institutional products and reduced maintenance expenses across most lines of business, more than offset by higher assumed reserve financing costs, coming through Other, as well as a number of other small negative impacts.

¿

The positive long-term investment variance reflected gains linked to the improvement in equity markets and the impact of increases in fixed interest rates, partially offset by a negative credit variance due to higher defaults than expected and narrower credit spreads than expected.

¿

The net change in economic assumptions was largely driven by the impact of higher risk free fixed interest returns and higher returns on equity, more than offset by the impact of a higher risk discount rate and the impact of higher assumed defaults on commercial mortgages and collateralized mortgage obligations.

¿	The miscellaneous impacts reflected modeling improvements largely related to Life and institutional products.

The Netherlands

¿	The embedded value operating margin was 14.1%.
¿

The main components of the in-force variance were unfavorable persistency experience partially offset by favorable maintenance expense experience for Pensions business. Other relates to the impact of policy improvements for some Life investment contracts.

¿

The change in operating assumptions reflected a large negative impact from longer assumed longevity in Pensions, partially offset by lower future maintenance expenses. The changes under other are mainly related to the impact of the change in asset mix of policyholder funds from bonds to equities and the impact of increased fees on Pensions business.

¿	The main component of the negative variance on long-term investments was the combined impacts of a hedge program and a significant decrease in the guarantee reserve[6] related to

6 For the details of the valuation of the guarantee reserve, please refer to addendum 7 ‘Methodology.

Embedded Value	Page 13

traditional policies with profit sharing and unit linked policies with guarantees and an adverse impact from lower property returns. These were partially offset by realized gains on fixed interest bonds during the year.

¿

For economic assumption changes, the increase in the risk discount rate had a negative impact, though this was partially offset by the increase in the equity return assumption. The risk free interest rates increased for longer durations which had a positive impact however at the shortest durations the 2009 risk free rate was lower than 2008 and this had a particularly adverse impact on profit-sharing for Pensions. Whilst net credit spreads generally reduced, there is a small positive impact in here from increased expected spreads on asset backed securities and structured credits.

¿	The miscellaneous impacts reflected modeling improvements partially offset by a change in S&P requirements.

United Kingdom

¿	The embedded value operating margin on a constant currency basis was 5.5% .
¿

The in-force variance included small positive impacts from persistency and mortality on Pensions, offset by a small adverse on maintenance expenses, related to the run-off of the Employee Benefits business, and exceptional expenses.

¿

Changes to operating assumptions included a negative impact from the strengthening of persistency assumptions on Pensions business and negative impacts from mortality and maintenance expenses on Life business. Other primarily relates to an increase in investment related expenses.

¿

The variance from long-term investment return was negative largely due to the fall in credit spreads on Life business, partly offset by increases in fee income on Pensions, due to equity market improvements and narrowing spreads on corporate bonds.

¿

On economic assumptions, there is a negative impact mainly from Pensions business as a result of the increased risk discount rate partly offset by the increase in equity returns and a negative impact on Life as a result of the fall in net credit spreads.

¿

In Miscellaneous the largest impact is a change in the treatment of certain intercompany loans between the life insurance companies and Other Activities, which has the impact of reducing the EVLI and increasing Other Activities by EUR 0.2 billion. There are also a number of smaller impacts including positive impacts from modeling adjustments and a one-off valuation reserve release, offset by an exceptional charge related to a program to improve the consistency of customer records and a one-off contribution to the staff pension scheme.

Other countries

¿	The embedded value operating margin on a constant currency basis was 12.4%.
¿

The in-force variance arose largely due to a negative persistency variance in CEE (Hungary pensions and mortgages) and Spain and exceptional expenses. Other represents a one-off impact of lower than expected contributions to pension schemes in Hungary as a result of the recession.

¿

The change in operating assumptions was positive due to lower asset management expenses and increased fees on unitized business in Hungary, as well as increased profits from profit sharing in Spain, shown in Other, and lower maintenance expense assumptions in Poland, offset by the strengthening of persistency assumptions in Hungary and Spain.

¿

The variance from long-term investment return was largely due to improved returns on fixed interest in Hungary, as well as positive impacts from equity market improvements in Hungary, Poland and VA Europe.

¿	Miscellaneous relates to the sale of the Taiwan business and the impact of the changes in pension legislation across CEE.

Embedded Value	Page 14

Value of new business

Value of new business represents the value created by new business sold during the reporting period. Table 9 links this value to modeled written premium7.

Table 9

Modeled new business	Premium business		Deposit business		VNB
APE(A) and deposits
(amounts in EUR millions)	APE (A)		Deposits (B )
	2009	2008	2009	2008	2009	2008	%
Americas	997	1,097	17,753	30,151	293	412	(29)
The Netherlands	328	300	-	-	184	43	-
United Kingdom	1,070	1,514	-	-	170	234	(27)
Other countries	357	409	525	98	120	148	(19)
Asia	31	63	3	24	4	20	(80)
China	24	16	-	-	1	3	(67)
Taiwan	7	47	3	24	2	16	(88)
Central and Eastern Europe	79	109	119	65	46	74	(38)
Czech Republic	12	10	49	21	6	3	100
Hungary	17	32	32	25	24	37	(35)
Poland	38	58	24	11	8	20	(60)
Romania	1	-	1	7	1	8	(88)
Slovakia	10	9	2	0	7	7	-
Turkey	1		12		1		-
Other European Countries	247	237	-	10	82	54	52
France	99	96	-	-	4	4	-
Spain	148	141	-	10	77	50	54
Variable Annuity Europe	-		402		(11)		-
Total	2,753	3,321	18,278	30,249	767	837	(8)

VNB	611	592	156	246

(A) APE = recurring premium + 1/10 single premium.

(B) Including on and off balance sheet deposits.

Table 10 shows VNB as a ratio of the present value of new business premiums, as well as calculated internal rates of return.

7 Refer to addendum 1 ‘Movement analysis per region and product segment’ for the split of VNB per region and per reporting segment

Embedded Value	Page 15

Table 10

2009 VNB summary	Premium business				Deposit business
(amounts in EUR millions)
	VNB	PVNBP	VNB/ PVNBP	VNB/ APE	VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits	Total VNB	Total IRR
Americas	142	4,690	3.0%	14.2%	151	23,589	0.6%	0.9%	293	11.7%
The Netherlands	184	2,763	6.7%	56.0%	-	-	-	-	184	17.4%
United Kingdom	170	6,938	2.5%	15.9%	-	-	-	-	170	14.0%
Other countries	115	2,690	4.3%	32.2%	5	1,230	0.4%	0.9%	120	38.0%
Asia	3	161	1.8%	9.5%	1	13	5.2%	21.7%	4	10.4%
China	1	127	1.1%	5.9%	-	-	-	-	1	11.5%
Taiwan	2	34	4.4%	22.5%	1	13	5.2%	21.7%	2	9.6%
Central and Eastern Europe	31	463	6.6%	38.7%	15	815	1.8%	12.6%	46	30.9%
Czech Republic	4	78	5.2%	32.7%	2	187	0.9%	3.5%	6	16.3%
Hungary	14	111	12.3%	79.0%	10	330	3.0%	31.7%	24	37.5%
Poland	6	208	2.9%	15.9%	2	198	0.9%	7.2%	8	21.1%
Romania	0	3	7.6%	29.2%	1	24	3.1%	95.9%	1	23.9%
Slovakia	6	62	10.3%	63.1%	1	24	2.2%	28.7%	7	33.6%
Turkey	0	1	31.5%	52.5%	0	52	0.4%	1.8%	1	17.1%
Other European Countries	82	2,066	3.9%	33.0%	-	-	-	-	82	47.8%
France	4	1,141	0.4%	4.3%	-	-	-	-	4	8.9%
Spain	77	925	8.4%	52.3%	-	-	-	-	77	>50.0%
Variable Annuity Europe	-	-	-	-	(11)	402	(2.7)%	(2.7)%	(11)	3.0%
Total	611	17,080	3.6%	22.2%	156	24,819	0.6%	0.9%	767	18.3%

In the Americas, VNB decreased 32% in US dollars (down 29% in euros), largely due to a fall in production, except for pensions, driven by more retirement plan sales. The main contributor to the decrease in VNB was institutional products as the spread-based business was placed in run-off early in 2009. Overall IRR in the Americas decreased slightly from 12.4% in 2008 to 11.7% in 2009.

The significant increase in VNB in the Netherlands largely reflects higher margins and volumes of Life business. The IRR in the Netherlands increased from 10.8% in 2008 to 17.4% in 2009 due to business mix.

The reduction in VNB in the UK was driven by lower production across most product lines. The IRR improved from 13.5% in 2008 to 14.0% in 2009 due to business mix.

The decrease in VNB in Other Countries reflects lower sales in Hungary and Poland and adverse pension legislation changes across CEE, partially offset by improved production and business mix in Spain.

Embedded Value	Page 16

5. Sensitivities

Table 11 and table 12 reflect the impact of changing the underlying assumptions on the EVLI and the VNB respectively. In each sensitivity scenario, only the stated assumption(s) has been changed, while keeping other assumptions equal to the ‘base case’. However, any discretionary elements or policyholder behavior assumptions directly impacted by the changed assumption (e.g. bonus rates or dynamic lapses) are assumed to vary with the scenario, if appropriate. The base case relates to the embedded value life insurance, i.e. to the value of the modeled life business. The sensitivity results include the impact on the allowances for financial options and guarantees.

5.1 Embedded value life insurance sensitivity

Table 11

Sensitivity analysis - Embedded value life insurance (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Other countries	Total 2009
Base case embedded value life insurance 2009	13,415	5,514	2,591	1,777	23,296
Required surplus at regulatory solvency	9%	4%	0%	2%	6%
100 bps decrease in risk discount rate	6%	8%	8%	6%	7%
100 bps increase in risk discount rate	-5%	-7%	-7%	-5%	-6%
100 bps decrease in risk-free rate, all asset returns and RDR	-1%	3%	4%	2%	0%
100 bps increase in risk-free rate, all asset returns and RDR	0%	-6%	-3%	-2%	-2%
100 bps decrease in equity and property returns	-1%	-6%	-4%	-1%	-3%
100 bps increase in equity and property returns	1%	6%	4%	1%	3%
10% fall in equity markets	-2%	-2%	-4%	-1%	-2%
100 bps decrease in fixed interest	-6%	2%	0%	-3%	-3%
100 bps increase in fixed interest	4%	-4%	0%	3%	2%
10% decrease in lapse rates	3%	0%	4%	3%	2%
5% decrease in mortality/ morbidity rates for mortality/ morbidity exposure business	6%	1%	0%	0%	4%
5% decrease in mortality/ morbidity rates for longevity exposure business	0%	-3%	-1%	-3%	-1%
1% mortality/ morbidity improvement per year for the entire projection period	8%	-6%	-3%	0%	3%
10% decrease in maintenance expenses	2%	2%	2%	2%	2%

The impact of the change in discount rate on the value of the business depends on the timing of the future profits: the higher the average remaining duration, the higher the sensitivity and the asymmetry to changes in discount rates.

The difference in sensitivity to changes in investment returns between the regions mainly reflects the composition of the different in-force life portfolios and asset allocations. The asymmetry in sensitivity to investment returns can be attributed to the minimum guarantees in many products. As a result of these guarantees, future lower investment returns will not be fully offset by equally lower crediting rates.

Embedded Value	Page 17

5.2 Value of new business sensitivity

Table 12

Sensitivity analysis - Value of new business (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Other Countries	Total 2009
Base case value of new business 2009	293	184	170	120	767
100 bps decrease in risk discount rate	37%	9%	19%	18%	23%
100 bps increase in risk discount rate	-31%	-7%	-16%	-14%	-19%
100 bps decrease in risk-free rate, all asset returns and RDR	-44%	4%	3%	1%	-15%
100 bps increase in risk-free rate, all asset returns and RDR	33%	-4%	-2%	0%	11%
100 bps decrease in equity and property returns	-5%	0%	-7%	-1%	-4%
100 bps increase in equity and property returns	5%	0%	8%	2%	4%
100 bps decrease in fixed interest	-67%	-4%	-4%	-12%	-30%
100 bps increase in fixed interest	59%	4%	5%	14%	27%
10% decrease in lapse rates	25%	2%	7%	10%	13%
5% decrease in mortality/ morbidity rates for mortality/ morbidity exposure business	29%	1%	2%	2%	12%
5% decrease in mortality/ morbidity rates for longevity exposure business	-1%	0%	-3%	1%	-1%
1% mortality/ morbidity improvement per year for the entire projection period	55%	-1%	-10%	2%	19%
10% decrease in acquisition expenses	13%	2%	9%	4%	8%
10% decrease in maintenance expenses	10%	1%	5%	5%	6%

In general, the value of new business is more sensitive to changes in parameters than the in-force. A relatively small change in future profits can have a relatively large impact on a small VNB compared to the EVLI. The size and sign of the sensitivities depend on the profitability of the individual products as well as the composition of the new business portfolio within a region. However it should be noted that these sensitivities do not provide indication of future new business profitability under alternative conditions, as no allowance is made for the potential to re-price products.

Embedded Value	Page 18

Addendum 1: Movement analysis per region and product segment

This addendum splits the movement analysis into product segments for AEGON as a whole and for the different regions. First, the AEGON total split by reporting segment is presented in euro and then the movement of the four regions per reporting segment is stated in euro except for the Americas and the United Kingdom which are stated in local currency with only the opening and closing value and the value of the other activities translated into euro. The product segments are in line with the product segments used for primary financial reporting under IFRS during 2009.

Embedded Value	Page 19

AEGON Group

Table 13

Movement analysis 2009	Pensions and asset management		Life and protection		Individual savings and retirement				Institutional products		Life Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving Products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Embedded value life insurance BoY	6,852	-	7,479	2,062	2,058	723	273	54	1,172	515	1,749	22,936
Value of new business (VNB)	150	-	428	26	107	(32)	1	5	16	(3)	68	767
Gross value of new business	237	-	664	39	155	(27)	15	6	19	(3)	95	1,199
Tax	(53)	-	(161)	(7)	(18)	5	(5)	(1)	(2)	0	(11)	(253)
Cost of capital (after tax)	(34)	-	(74)	(6)	(30)	(10)	(8)	-	(1)	(0)	(15)	(178)
In-force performance	691	-	362	144	198	(177)	26	(19)	(711)	(3)	48	560
Unwind of discount	546	-	541	139	125	52	20	0	109	38	129	1,700
Operating variances	(8)	-	(34)	(13)	46	(192)	4	(20)	(914)	14	(29)	(1,145)
Changes in operating assumptions	153	-	(145)	18	27	(38)	1	-	93	(55)	(51)	5
Embedded value operating return	841	-	790	170	305	(209)	27	(14)	(696)	(5)	117	1,327
Variance from long-term inv. return	(794)	-	19	(44)	(215)	679	0	16	(48)	4	(13)	(396)
Change in economic assumptions	(171)	-	(300)	(27)	(106)	158	(1)	1	(37)	(73)	(50)	(607)
Currency exchange differences	93	-	(20)	(38)	(73)	(16)	0	(2)	(23)	(17)	(57)	(153)
Miscellaneous impacts	80	-	(631)	6	(50)	(15)	1	3	318	51	15	(222)
Embedded value total return	49	-	(141)	67	(139)	597	27	3	(486)	(40)	12	(51)
Capital movements	413	-	(206)	(1)	227	179	(19)	7	(271)	2	82	412
Embedded value life insurance EoY	7,313	-	7,131	2,128	2,146	1,499	281	63	415	476	1,843	23,296
Other activities												1,137
Holding activities												(6,663)
Total embedded value												17,770
Embedded value operating margin (A)	12.3%	-	10.6%	8.4%	15.0%	(29.2)%	10.1%	(26.3)%	(60.0)%	(1.0)%	6.8%	5.8%
VNB, PVNBP and APE	Pensions and asset management		Life and protection		Individual savings and retirement				Institutional products		Life Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Value of new business 2009	150	-	428	26	107	(32)	1	5	16	(3)	68	767
Present value of new business premiums	19,705	-	6,429	907	3,402	3,131	1,037	1,712	4,050	12	1,515	41,899
APE(B)	1,110	-	940	481	-	-	78	-	-	3	141	2,753
Deposits	6,005	-	-	-	3,402	3,121	0	1,712	4,038	-	-	18,278

(A)	Embedded value operating margin is calculated on a constant currency basis. See tables 14 to 17 for details.
(B)	APE = recurring premium + 1/10 single premium.

Embedded Value	Page 20

Americas

Table 14

Movement analysis 2009	Pensions and asset management		Life and protection		Individual savings and retirement				Institutional products		Life Re-	Total
(amounts in USD millions unless stated otherwise, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Embedded value life insurance BoY (EUR millions)	894	-	3,920	1,804	2,058	715	-	54	1,172	515	1,749	12,879
Embedded value life insurance BoY	1,245	-	5,455	2,511	2,864	994	-	75	1,631	716	2,434	17,924
Value of new business (VNB)	64	-	85	22	150	(31)	-	8	22	(4)	96	412
Gross value of new business	78	-	166	31	218	(20)	-	8	27	(4)	134	639
Tax	(9)	-	(21)	(4)	(25)	2	-	(1)	(3)	0	(15)	(76)
Cost of capital (after tax)	(6)	-	(61)	(6)	(42)	(13)	-	0	(2)	(0)	(22)	(151)
In-force performance	148	-	378	223	279	(253)	-	(27)	(1,001)	(4)	68	(188)
Unwind of discount	114	-	368	172	176	69	-	1	154	53	181	1,289
Operating variances	7	-	57	30	65	(269)	-	(28)	(1,286)	20	(41)	(1,446)
Changes in operating assumptions	27	-	(47)	21	39	(53)	-	0	131	(77)	(72)	(31)
Embedded value operating return	212	-	463	244	430	(284)	-	(20)	(979)	(7)	164	224
Variance from long-term inv. return	57	-	94	(68)	(302)	918	-	22	(68)	5	(19)	639
Change in economic assumptions	(11)	-	119	(50)	(150)	222	-	1	(52)	(103)	(70)	(93)
Currency exchange differences	(0)	-	85	36	1	37	-	0	(0)	(0)	9	167
Miscellaneous impacts	(32)	-	(266)	21	(70)	(23)	-	4	447	72	22	175
Embedded value total return	225	-	495	184	(92)	871	-	7	(652)	(33)	106	1,112
Capital movements	412	-	(386)	(15)	319	213	-	9	(381)	3	115	289
Embedded value life insurance EoY	1,882	-	5,563	2,680	3,092	2,078	-	91	598	686	2,654	19,326

Embedded value life insurance EoY (EUR millions)	1,307	-	3,862	1,860	2,146	1,442	-	63	415	476	1,843	13,415
Other activities (EUR millions)												616
Total embedded value for Americas (EUR millions)												14,031
Embedded value operating margin	17.0%	-	8.5%	9.7%	15.0%	(28.5)%	-	(26.3)%	(60.0)%	(1.0)%	6.8%	1.2%
VNB, PVNBP and APE	Pensions and asset management		Life and protection		Individual savings and retirement				Institutional products		Life Re-	Total
(amounts in USD millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Value of new business 2009	64	-	85	22	150	(31)	-	8	22	(4)	96	412
Present value of new business premiums	16,491	-	3,285	1,150	4,787	3,821	-	2,408	5,698	17	2,132	39,790
APE (A)	-	-	543	657	-	-	-	-	-	4	199	1,403
Deposits	8,283	-	-	-	4,787	3,820	-	2,408	5,682	-	-	24,980

(A)	APE = recurring premium + 1/10 single premium.

Embedded Value	Page 21

The Netherlands

Table 15

Movement analysis 2009	Pensions and asset management		Life and protection		Individual savings and retirement				Institutional products		Life Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Embedded value life insurance BoY (EUR millions)	3,596	-	1,884	254	-	-	-	-	-	-	-	5,734
Embedded value life insurance BoY	3,596	-	1,884	254	-	-	-	-	-	-	-	5,734
Value of new business (VNB)	30	-	146	8	-	-	-	-	-	-	-	184
Gross value of new business	71	-	207	13	-	-	-	-	-	-	-	291
Tax	(18)	-	(53)	(3)	-	-	-	-	-	-	-	(74)
Cost of capital (after tax)	(23)	-	(9)	(1)	-	-	-	-	-	-	-	(32)
In-force performance	581	-	52	(11)	-	-	-	-	-	-	-	622
Unwind of discount	295	-	144	17	-	-	-	-	-	-	-	455
Operating variances	27	-	(36)	(31)	-	-	-	-	-	-	-	(39)
Changes in operating assumptions	259	-	(56)	3	-	-	-	-	-	-	-	206
Embedded value operating return	611	-	197	(3)	-	-	-	-	-	-	-	806
Variance from long-term inv. return	(1,023)	-	200	4	-	-	-	-	-	-	-	(819)
Change in economic assumptions	(95)	-	(174)	8	-	-	-	-	-	-	-	(260)
Currency exchange differences	0	-	0	0	-	-	-	-	-	-	-	0
Miscellaneous impacts	308	-	(237)	(9)	-	-	-	-	-	-	-	62
Embedded value total return	(199)	-	(13)	1	-	-	-	-	-	-	-	(211)
Capital movements	(5)	-	(13)	10	-	-	-	-	-	-	-	(9)
Embedded value life insurance EoY	3,392	-	1,858	264	-	-	-	-	-	-	-	5,514
Embedded value life insurance EoY (EUR millions)	3,392	-	1,858	264	-	-	-	-	-	-	-	5,514
Other activities (EUR millions)												355
Total embedded value for the Netherlands (EUR millions)												5,869
Embedded value operating margin	17.0%	-	10.5%	(1.0)%	-	-	-	-	-	-	-	14.1%

VNB, PVNBP and APE	Pensions and asset management		Life and protection		Individual savings and retirement				Institutional products		Life Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Value of new business 2009	30	-	146	8	-	-	-	-	-	-	-	184
Present value of new business premiums	1,943	-	741	78	-	-	-	-	-	-	-	2,763
APE (A)	235	-	82	11	-	-	-	-	-	-	-	328
Deposits	-	-	-	-	-	-	-	-	-	-	-	-

(A)	APE = recurring premium + 1/10 single premium.

Embedded Value	Page 22

United Kingdom

Table 16

Movement analysis 2009	Pensions and asset management		Life and protection		Individual savings and retirement				Institutional products		Life Re-	Total
(amounts in GBP millions unless stated otherwise, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional Guaranteed products	BOLI/ COLI	insurance
Embedded value life insurance BoY (EUR millions)	1,870	-	747	-	-	-	-	-	-	-	-	2,617
Embedded value life insurance BoY	1,781	-	712	-	-	-	-	-	-	-	-	2,493
Value of new business (VNB)	53	-	99	-	-	-	-	-	-	-	-	152
Gross value of new business	76	-	149	-	-	-	-	-	-	-	-	225
Tax	(21)	-	(42)	-	-	-	-	-	-	-	-	(63)
Cost of capital (after tax)	(2)	-	(8)	-	-	-	-	-	-	-	-	(10)
In-force performance	(17)	-	3	-	-	-	-	-	-	-	-	(14)
Unwind of discount	113	-	63	-	-	-	-	-	-	-	-	175
Operating variances	(9)	-	(2)	-	-	-	-	-	-	-	-	(12)
Changes in operating assumptions	(120)	-	(57)	-	-	-	-	-	-	-	-	(177)
Embedded value operating return	36	-	102	-	-	-	-	-	-	-	-	138
Variance from long-term inv. return	154	-	(240)	-	-	-	-	-	-	-	-	(86)
Change in economic assumptions	(54)	-	(182)	-	-	-	-	-	-	-	-	(235)
Currency exchange differences	(1)	-	0	-	-	-	-	-	-	-	-	(1)
Miscellaneous impacts	(89)	-	(144)	-	-	-	-	-	-	-	-	(233)
Embedded value total return	47	-	(464)	-	-	-	-	-	-	-	-	(417)
Capital movements	91	-	134	-	-	-	-	-	-	-	-	225
Embedded value life insurance EoY	1,918	-	383	-	-	-	-	-	-	-	-	2,301
Embedded value life insurance EoY (EUR millions)	2,160	-	431	-	-	-	-	-	-	-	-	2,591
Other activities (EUR millions)												(153)
Total embedded value for United Kingdom (EUR millions)												2,437
Embedded value operating margin	2.0%	-	14.3%	-	-	-	-	-	-	-	-	5.5%

VNB, PVNBP and APE	Pensions and asset management		Life and protection		Individual savings and retirement				Institutional products		Life Re-	Total
(amounts in GBP millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Value of new business 2009	53	-	99	-	-	-	-	-	-	-	-	152
Present value of new business premiums	4,624	-	1,553	-	-	-	-	-	-	-	-	6,177
APE (A)	772	-	181	-	-	-	-	-	-	-	-	953
Deposits	-	-	-	-	-	-	-	-	-	-	-	-

(A)	APE = recurring premium + 1/10 single premium.

Embedded Value	Page 23

Other Countries

Table 17

Movement analysis 2009	Pensions and asset management		Life and protection		Individual savings and retirement				Institutional products		Life Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Embedded value life insurance BoY (EUR millions)	492	-	928	4	-	9	273	-	-	-	-	1,706
Embedded value life insurance BoY	492	-	928	4	-	9	273	-	-	-	-	1,706
Value of new business (VNB)	15	-	111	3	-	(10)	1	-	-	-	-	120
Gross value of new business	25	-	171	4	-	(13)	15	-	-	-	-	202
Tax	(5)	-	(47)	(1)	-	4	(5)	-	-	-	-	(54)
Cost of capital (after tax)	(5)	-	(13)	(0)	-	(1)	(8)	-	-	-	-	(27)
In-force performance	23	-	38	(3)	-	3	26	-	-	-	-	87
Unwind of discount	43	-	64	0	-	3	20	-	-	-	-	131
Operating variances	(30)	-	(36)	(3)	-	(0)	4	-	-	-	-	(65)
Changes in operating assumptions	10	-	10	(0)	-	0	1	-	-	-	-	21
Embedded value operating return	39	-	149	(1)	-	(7)	27	-	-	-	-	207
Variance from long-term inv. return	16	-	23	(0)	-	26	0	-	-	-	-	65
Change in economic assumptions	(8)	-	(7)	(0)	-	0	(1)	-	-	-	-	(16)
Currency exchange differences	(2)	-	1	(0)	-	0	0	-	-	-	-	(0)
Miscellaneous impacts	(104)	-	(44)	0	-	1	1	-	-	-	-	(146)
Embedded value total return	(60)	-	122	(0)	-	20	27	-	-	-	-	109
Capital movements	23	-	(69)	(0)	-	28	(19)	-	-	-	-	(38)
Embedded value life insurance EoY	454	-	981	3	-	57	281	-	-	-	-	1,777
Embedded value life insurance EoY (EUR millions)	454	-	981	3	-	57	281	-	-	-	-	1,777
Other activities (EUR millions)												320
Total embedded value for Asia (EUR millions)												2,096
Embedded value operating margin	8.2%	-	16.4%	(15.4)%	-	(83.6)%	10.1%	-	-	-	-	12.4%

VNB, PVNBP and APE	Pensions and asset management		Life and protection		Individual savings and retirement				Institutional products		Life Re-	Total
(amounts in EUR millions, after tax)	Pensions	Asset management	Life	Accident and health	Fixed annuities	Variable annuities	Saving products	Mutual funds	Institutional guaranteed products	BOLI/ COLI	insurance
Value of new business 2009	15	-	111	3	-	(10)	1	-	-	-	-	120
Present value of new business premiums	848	-	1,608	11	-	415	1,037	-	-	-	-	3,920
APE (A)	8	-	269	3	-	-	78	-	-	-	-	357
Deposits	119	-	-	-	-	406	0	-	-	-	-	525

(A)	APE = recurring premium + 1/10 single premium.

Embedded Value	Page 24

Addendum 2: Embedded Value 2009 by new reporting segments

This addendum provides the split of the Embedded Value into the new reporting segments effective for IFRS reporting from the first quarter of 2010.

Americas

Table 18

Em bedded Value components		Individual savings and retirement
amounts in EUR millions, after tax)	Life and protection	Fixed annuities	Variable annuities	Mutual funds	Employer Solutions and Pensions	Canada	Associates	Life Reinsurance	Run-off Business	Total 2009
Life business
Adjusted net worth (ANW)	2,001	1,863	990	-	956	590	5	928	1,195	8,527
Free surplus (FS)	249	172	43	-	93	42	(2)	87	137	822
Required surplus (RS)	1,751	1,691	947	-	862	548	7	840	1,059	7,705

Value of in-force life business (ViF)	3,090	186	282	63	1,229	44	7	915	(929)	4,888
Present value future profits (PVFP)	3,678	431	468	63	1,521	303	10	1,109	(710)	6,873
Cost of capital (CoC)	(588)	(245)	(186)	-	(292)	(259)	(3)	(194)	(219)	(1,985)

Embedded value life insurance (EVLI)	5,091	2,049	1,271	63	2,185	634	12	1,843	266	13,415

Other activities										616
Total embedded value EOY 2009										14,031

Embedded Value	Page 25

The Netherlands

Table 19

Embedded Value components (amounts in EUR millions, after tax)	Life and Savings	Pensions	Total 2009
Life business
Adjusted net worth (ANW)	705	2,494	3,199
Free surplus (FS)	288	826	1,114
Required surplus (RS)	417	1,668	2,085

Value of in-force life business (ViF)	1,417	898	2,315
Present value future profits (PVFP)	1,575	1,359	2,934
Cost of capital (CoC)	(158)	(461)	(619)

Embedded value life insurance (EVLI)	2,122	3,392	5,514
Other activities			355
Total embedded value EOY 2009			5,869

United Kingdom

Table 20

Embedded Value components (amounts in EUR millions, after tax)	Life	Pensions	Total 2009
Life business
Adjusted net worth (ANW)	179	494	673
Free surplus (FS)	(202)	378	177
Required surplus (RS)	381	115	496

Value of in-force life business (ViF)	251	1,666	1,918
Present value future profits (PVFP)	363	1,719	2,082
Cost of capital (CoC)	(111)	(53)	(164)

Embedded value life insurance (EVLI)	431	2,160	2,591
Other activities			(153)
Total embedded value EOY 2009			2,437

Embedded Value	Page 26

New Markets

Table 21

Embedded Value components (amounts in EUR millions, after tax)	CEE	Asia	Spain & France	Variable Annuities Europe	Total 2009
Life business
Adjusted net worth (ANW)	368	14	434	2	817
Free surplus (FS)	253	5	35	(1)	292
Required surplus (RS)	115	9	398	3	525

Value of in-force life business (ViF)	596	16	292	55	960
Present value future profits (PVFP)	651	22	418	55	1,146
Cost of capital (CoC)	(54)	(6)	(126)	(0)	(186)

Embedded value life insurance (EVLI)	964	30	726	57	1,777

Other activities	93	42	185	(0)	320
Total em bedded value EOY 2009	1,057	72	910	57	2,096

Embedded Value	Page 27

Addendum 3: Breakdown of Other Countries by regions

This addendum provides the breakdown of the reconciliation of free surplus, movement analysis and sensitivity tables for Other Countries by region.

Free surplus movement for other countries

Table 22

Reconciliation of free surplus (amounts in EUR millions, after tax)	Asia	Central and Eastern	Other European Countries	Variable Annuity Europe	Other countries Total 2009

Free surplus (BOY)	82	250	67	-	399
Change in MV adjustment on FS	-	7	6	-	13
Return on free surplus	0	16	3	(0)	19
Earnings on in-force	0	84	26	29	138
Release of required surplus on inforce	108	(15)	(19)	(3)	70
Investment in new business	(8)	(61)	(6)	(43)	(119)
New business first year strain	(5)	(49)	5	(43)	(93)
Required surplus on new business	(3)	(12)	(11)	-	(27)
Capital movements	13	(22)	(57)	28	(38)
Currency exchange differences	1	(1)	-	(3)	(3)
Other	(191)	(5)	17	(8)	(188)
Free surplus (EOY)	5	253	35	(1)	292

The economic value of the free surplus for Other Countries decreased during 2009. The main impacts that increased the free surplus were:

¿	Earnings on in-force of EUR 138 million, largely from CEE with smaller contributions from Other European Countries and Variable Annuities in Europe.
¿	A release of required surplus on in-force largely related to the sale of the Taiwan life company.
¿	Capital injections into the China life company, in Asia, and Variable Annuities in Europe, shown in capital movements.

More than offset by:

¿	Investment in new business of EUR (119) million.
¿	Dividends paid from CEE and Other European Countries, shown in capital movements.
¿	The impact of the sale of Taiwan of EUR 191 million, shown in Other.

Embedded Value	Page 28

Movement analysis of embedded value life insurance for other countries

Table 23

Movement analysis 2009 (amounts in EUR millions, after tax)	Asia	Central and Eastern Europe	Other European Countries	Variable Annuity Europe	Other countries Total 2009
Embedded value life insurance BoY	97	903	705	0	1,706
Value of new business (VNB)	4	46	82	(11)	120
Gross value of new business	9	65	143	(14)	202
Tax	(2)	(12)	(44)	4	(54)
Cost of capital (after tax)	(3)	(7)	(17)	(1)	(27)
In-force performance	(9)	86	7	3	87
Unwind of discount	2	76	50	3	131
Operating variances	(11)	(35)	(20)	(0)	(65)
Mortality/morbidity	1	4	(7)	0	(2)
Persistency	(1)	(28)	(10)	(0)	(39)
Maintenance expenses	0	3	(2)	0	0
Exceptional expenses	(9)	(5)	0	0	(15)
Other	(1)	(8)	(1)	0	(10)
Changes in operating assumptions	(1)	45	(24)	0	21
Mortality/morbidity	(0)	4	5	0	9
Persistency	0	(12)	(41)	0	(53)
Maintenance expenses	(0)	15	(2)	0	13
Other	(0)	38	14	0	51
Embedded value operating return	(6)	132	88	(8)	207
Variance from long-term inv. return	(1)	41	(2)	26	65
Change in economic assumptions	2	(11)	(8)	0	(16)
Currency exchange differences	0	(0)	0	0	(0)
Miscellaneous impacts	(76)	(79)	(1)	11	(146)
Embedded value total return	(81)	83	78	29	109
Capital movements	13	(22)	(57)	28	(38)
Embedded value life insurance EoY	30	964	726	57	1,777
Other activities					320
Total embedded value for Other Countries					2,096
Embedded value operating margin (A)	(5.8)%	15.2%	12.5%	-	12.4%

(A) Embedded value operating margin is calculated on a constant currency basis.

Asia

¿	The embedded value operating margin on a constant currency basis was (5.8)% .
¿	The in-force variance is negative largely due to the impact of expense overruns in China due to the start-up nature of the company.
¿	The main item coming through Miscellaneous relates to the sale of the Taiwan life company.

Central and Eastern Europe

¿	The embedded value operating margin on a constant currency basis was 15.2% .
¿

The in-force variance includes negative variances from persistency, largely related to the Hungary pensions and mortgage business and exceptional expenses due to the stage of development of the operations. There is also a one-off negative variance in Other related to lower than expected contributions into pension schemes in Hungary, as a result of the recession. These are partially

Embedded Value	Page 29

offset by small positive variances on mortality in Hungary and Poland and maintenance expenses in Poland.
¿

Changes to operating assumptions include positive impacts from lower maintenance expenses and improved persistency assumptions in Poland and, shown in Other, lower asset management expenses and increased fees on unitized business in Hungary. These are partially offset by the strengthening of persistency assumptions in Hungary.

¿	The variance from long-term investment return was positive largely due to fixed interest returns in Hungary with a smaller impact from equity market improvements in Hungary and Poland.
¿

On economic assumptions, there is a negative impact from the increase in risk discount rates, primarily in Hungary and Poland, partially offset by increased risk free interest rates and improved assumed equity returns.

¿	Miscellaneous is largely related to the impact of changes in pensions legislation in Hungary, Slovakia, Poland and the Czech Republic.

Other European Countries

¿	The embedded value operating margin on a constant currency basis was 12.5% .
¿	The in-force variance includes negative variances from mortality and persistency. The persistency variance largely relates to risk products in Spain.
¿

Changes in operating assumptions include a strengthening of persistency assumptions in relation to partial surrenders in Spain and an improvement in Other due to updating profit sharing assumptions in Spain.

Variable Annuities in Europe

¿	The Miscellaneous item represents a transfer of embedded value from the UK segment at the start of 2009 of EUR 11m.
¿

The variance from long term investment assumptions largely reflects the positive impact of equity market improvements during the year, which improves the embedded value as guarantees moved out of the money.

Embedded Value	Page 30

Embedded Value life insurance sensitivities for other countries

Table 24

Sensitivity analysis - Embedded value life insurance (amounts in EUR millions, after tax)	Asia	Central and Eastern Europe	Other European Countries	Variable Annuity Europe	Other countries Total 2009
Base case embedded value life insurance 2009	30	964	726	57	1,777
Required surplus at regulatory solvency	7%	3%	1%	0%	2%
100 bps decrease in risk discount rate	6%	6%	7%	7%	6%
100 bps increase in risk discount rate	-6%	-5%	-6%	-6%	-5%
100 bps decrease in risk-free rate, all asset returns and RDR	-13%	2%	2%	6%	2%
100 bps increase in risk-free rate, all asset returns and RDR	10%	-2%	-2%	-4%	-2%
100 bps decrease in equity and property returns	0%	-1%	-1%	-1%	-1%
100 bps increase in equity and property returns	0%	1%	1%	2%	1%
10% fall in equity markets	-1%	-1%	0%	-2%	-1%
100 bps decrease in fixed interest	-18%	-3%	-3%	1%	-3%
100 bps increase in fixed interest	18%	3%	3%	0%	3%
10% decrease in lapse rates	1%	3%	4%	2%	3%
5% decrease in mortality/ morbidity rates for mortality/ morbidity exposure business	1%	0%	0%	0%	0%
5% decrease in mortality/ morbidity rates for longevity exposure business	0%	0%	-8%	1%	-3%
1% mortality/ morbidity improvement per year for the entire projection period	1%	0%	0%	0%	0%
10% decrease in maintenance expenses	1%	2%	2%	1%	2%

Embedded Value	Page 31

Value of new business sensitivity for Other Countries

Table 25

Sensitivity analysis - Value of new business (amounts in EUR millions, after tax)	Asia	Central and Eastern Europe	Other European Countries	Variable Annuity Europe	Total 2009
Base case value of new business 2009	4	46	82	-11	120
100 bps decrease in risk discount rate	17%	17%	13%	-22%	18%
100 bps increase in risk discount rate	-15%	-15%	-11%	8%	-14%
100 bps decrease in risk-free rate, all asset returns and RDR	-63%	5%	0%	-15%	1%
100 bps increase in risk-free rate, all asset returns and RDR	52%	-4%	0%	0%	0%
100 bps decrease in equity and property returns	0%	-2%	-1%	-3%	-1%
100 bps increase in equity and property returns	0%	3%	1%	-10%	2%
100 bps decrease in fixed interest	-73%	-9%	-11%	-4%	-12%
100 bps increase in fixed interest	72%	9%	11%	-10%	14%
10% decrease in lapse rates	2%	8%	9%	-12%	10%
5% decrease in mortality/ morbidity rates for mortality/ morbidity exposure business	2%	2%	1%	-7%	2%
5% decrease in mortality/ morbidity rates for longevity exposure business	0%	0%	0%	-7%	1%
1% mortality/ morbidity improvement per year for the entire projection period	1%	2%	0%	-7%	2%
10% decrease in acquisition expenses	3%	4%	2%	-9%	4%
10% decrease in maintenance expenses	7%	6%	3%	-8%	5%

Embedded Value	Page 32

Addendum 4: Outcome based on the regulatory surplus requirement

Table 26

Embedded value components - Regulatory surplus (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Other countries	Total 2009	Total 2008

Life business
Adjusted net worth (ANW)	8,527	3,199	673	815	13,214	11,123
Free surplus (FS)	5,096	1,926	177	376	7,575	7,500
Required surplus (RS)	3,431	1,273	496	439	5,639	3,623

Value of in-force life business (ViF)	6,069	2,535	1,918	1,002	11,524	12,876
Present value future profits (PVFP)	6,873	2,934	2,082	1,146	13,035	14,184
Cost of capital (CoC)	(804)	(399)	(164)	(144)	(1,511)	(1,307)

Embedded value life insurance (EVLI)	14,596	5,734	2,591	1,817	24,738	24,000

Other activities
IFRS book value	616	355	(153)	320	1,137	948

Total embedded value per region	15,212	6,089	2,437	2,137	25,876	24,947

Holding activities					(6,663)	(5,346)
Market value of debt, capital securities & other net liabilities					(6,187)	(4,840)
Present value holding expenses					(477)	(506)
Total embedded value (TEV)					19,212	19,601

Embedded Value	Page 33

Addendum 5: Recoverability of DPAC

This section discusses a number of differences between embedded value and the accounting treatment of deferred policy acquisition costs (DPAC), including value of business acquired (VOBA), with the aim of linking embedded value to DPAC. The DPAC analyzed here is on an IFRS basis.

Policy acquisition costs are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. Every year the DPAC are tested by country unit and product line to assess the recoverability. Included in DPAC is the VOBA resulting from acquisitions, which is equal to a proportion of the present value of estimated future profits on insurance policies in-force related to business acquired at the time of the acquisition and is in its nature the same as deferred policy acquisition costs and also subject to the same recoverability testing.

Differences between the assessment of embedded value and DPAC/VOBA, include, but are not limited to, the following:

¿	DPAC/VOBA in most countries is based on different accounting assumptions from those used in EVLI
¿	DPAC/VOBA should be compared to IFRS profits instead of local statutory profits, on which EVLI is based
¿	DPAC/VOBA under IFRS is reported pre-tax; EVLI is on an after tax basis

In the Netherlands, Hungary and Slovakia, DPAC/VOBA is reflected in EVLI, where it is an admissible asset.

Under the EV framework, the present value of future profits (PVFP) represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio, discounted at the embedded value discount rate. For the reasons explained above, this PVFP cannot be compared directly to the DPAC/VOBA.

To arrive at a comparable basis, the profits included in the PVFP are adjusted to represent the present value of future pre-tax IFRS profits, before DPAC/VOBA amortization and discounted at the earned rate, net of investment charges/ expenses. The outcome of this calculation is compared to outstanding DPAC/VOBA balances to give an indication of the extent to which the aggregate DPAC/VOBA is recoverable. However, it should be noted that actual DPAC/VOBA recoverability testing does not occur in aggregate but rather at a lower level of segmentation and hence accelerated amortization may be required from time to time on specific blocks or segments of business even though ample coverage exists in aggregate.

Table 27 shows that total life insurance DPAC/VOBA has a coverage ratio of 206%. All of the regions showed coverage ratios above 100%.

Table 27

DPAC recoverability (amounts in EUR millions, pre tax)	Americas	The Netherlands	United Kingdom	Other countries	Total 2009
Adjusted PVFP	19,062	4,683	4,795	1,590	30,131
Gross DPAC	9,795	587	3,865	352	14,600
Coverage	195%	798%	124%	451%	206%

Embedded Value	Page 34

Addendum 6: Exchange rates

The currency exchange rates used in this report are reflected below. The weighted average exchange rates are used for the amounts in the movement analysis whereas the closing exchange rates are used for the year–end 2009 and 2008 amounts.

Table 28

Exchange rates		2009		2008
Currency	Abbreviation	Closing rate	Average rate	Closing rate	Average rate
Euro	EUR	1.000	1.000	1.000	1.000
US Dollar	USD	1.441	1.407	1.392	1.466
British Pound	GBP	0.888	0.890	0.953	0.796
Canadian Dollar	CAD	1.513	1.577	1.700	1.559
Polish Zloty	PLN	4.105	4.325	4.154	3.521
Ren Min Bi Yuan	CNY	9.835	9.485	9.496	10.247
Hungarian Forint	HUF	270.420	280.293	266.700	251.291
Czech Republic Krona	CZK	26.473	26.334	26.875	24.893
Romanian Leu	RON	4.236	4.235	4.023	3.683
Turkish New Lira	TRY	2.155	2.162	2.149	1.905

Embedded Value	Page 35

Addendum 7: Methodology

Scope

Each division in each country unit calculates the embedded value life insurance (EVLI) for the relevant product segments within the life insurance entities (life business) based on detailed actuarial calculations.

All business not included in the life entities, such as general insurance, A&H in non-life entities and banking products is referred to as other activities. All business in non-life entities is valued at IFRS book value.

The sum of the embedded value life insurance per region and the value of the other activities is referred to as total embedded value per region.

The adjustments in respect of the holding activities comprise two parts:

¿	Debt, capital securities and other net liabilities included at their market values;
¿	The present value of future after tax holding expenses, representing the expenses incurred by the group staff departments which are not allocated to the country units.

The sum of the total embedded value per region and the adjustment in respect of the holding activities represents the total embedded value (TEV).

The total embedded value less the value of the preferred share capital represents the total embedded value attributable to common shareholders. The preferred share capital is valued by discounting the expected dividends at the weighted average cost of capital (WACC). This amount is then reduced by 5% to represent a liquidity discount adjustment.

Embedded Value	Page 36

Methodology and definitions

Calculation of the embedded value life insurance requires a considerable number of assumptions to be set with respect to both expected operational and economic developments. The principles developed by AEGON to calculate its embedded value life insurance and value of new business are intended to reflect industry best practices for the purpose of supplementary reporting.

Embedded value life insurance

The embedded value life insurance only reflects the value that arises from current business (assuming a closed book) and therefore does not include a value for future new business.

The embedded value life insurance is built up from the following components:

EVLI	=	Free surplus	}	Adjusted net worth
	+	Required surplus

	+	Present value of future profits	}	Value of in-force life business
	–	Cost of capital

The EVLI is defined as the adjusted net worth (ANW) plus value of in-force life business (ViF)8.

ANW represents the market value of available assets in excess of liabilities determined on the local regulatory basis. ANW is split between required surplus and free surplus. Required surplus represents assets required to be present in the company to support the in-force life business (solvency requirement). Assets backing required surplus are marked-to-market. Free surplus represents assets available at the valuation date that are not required to support the in-force life business, and is the excess of assets over the sum of the liabilities (on the regulatory basis) and the required surplus. Assets backing free surplus are marked-to-market. Refer to table 5 for a reconciliation of the total capital base to ANW.

The ViF equals the present value of future profits (PVFP) less the cost of capital (CoC). The PVFP represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio discounted at the discount rate. The discount rate both reflects the time value of money and a risk margin. The CoC originates from the fact that solvency requirements will constrain distributions to shareholders while earning a net return less than the discount rate.

The cost of capital depends on the level of required surplus and affects the EVLI. The higher the required surplus, the greater the CoC and this switch from free surplus to required surplus results in a lower EVLI. The AEGON internal requirement is based on the higher of the local minimum regulatory requirements and Standard and Poor’s local capital adequacy models at AA level, plus any additional internally imposed requirements, if applicable (internal basis). The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements, which then also forms the basis for the solvency requirements for that business throughout this report.

For comparison purposes, addendum 4 includes the embedded value components and the embedded value life insurance per country unit on the regulatory surplus basis.

8 Alternatively, the sum of the required surplus and present value of future profits less the cost of capital is also known as the present value of distributable earnings (PVDE). The value of the free surplus plus the PVDE then equals the embedded value life insurance.

Embedded Value	Page 37

Movement analysis including new business

A movement analysis illustrates the change in embedded value life insurance from one reporting period to the next. One of the components of the movement analysis is the value of new business (VNB). The VNB is a measure of the value added by production sold within the last reporting period. It is calculated at the end of the reporting period as the sum of the four quarters VNB results over the year which are based on the beginning of year economic assumptions and assumptions outside of management control, and beginning of quarter operating assumptions. The change to end of year economic assumptions is reflected under ‘change in economic assumptions’, while the difference between the assumed and actual investment experience is reflected in the ‘variance from long-term investment return’.

Where pre-tax numbers are presented, the calculations are carried out on an after tax basis and the profits are then grossed up for the relevant corporate tax rate.

Operating assumptions

Operating assumptions are best estimate assumptions and based on historical data where available. The assumptions fall into two categories: operating assumptions involving policyholder behavior and operating assumptions involving company policies, strategies and operations. All assumptions reflect a going concern basis.

Operating assumptions involving policyholder behavior

Operating assumptions involving policyholder behavior, such as premium contributions, mortality, morbidity and persistency, reflect the company’s ‘best estimate’ of future experience and are based on the historical and current experience of the company. These assumptions are adjusted to reflect known changes in the environment and identifiable trends. If historical data is insufficient to provide a reliable basis to develop assumptions, the company’s best judgment is used taking into consideration the company’s pricing and/or reserving assumptions and the experience of other companies with comparable products, markets and operating procedures.

Operating assumptions involving company policies, strategies and operations

Operating assumptions involving company policies, strategies and operations, such as profit sharing/bonus rates and reinsurance and investment/reinvestment strategies reflect contractual requirements as well as the most current policies, strategies and operations.

Consistent with the close matching approach implemented in 2004, the estate of Guardian Assurance in AEGON UK has been valued assuming its distribution as terminal bonus.

Allowances for tax reflect best estimates of future taxes according to local taxation rules, taking into account current ‘substantially enacted’ legislation and tax rates. This best estimate of future taxes initially assumes no future new business (i.e. is on a closed book basis) and includes both cash and accrual adjustments (e.g., deferred taxes). The tax attributed to new business written in the year is generally determined by considering the marginal impact of that new business on the existing business tax position (allowing for any losses carried forward). For the UK, the tax attributable to new business assumes that existing business profits are first made available to relieve new business strains, with any balance of such profits then being used to relieve carried forward losses. The UK new business strains and current tax position of the fund thus generate a negative tax variance, which has been included under ‘in-force variance’ in the movement analysis in section 4.2.

Embedded Value	Page 38

Expenses are based on current experience – in the Netherlands this is current budgeted expenses as they are considered a more appropriate indicator of future levels. Expenses that can clearly be demonstrated as non-recurring are identified and omitted from maintenance or acquisition costs and excluded from the determination of the appropriate unit expense assumptions. Expenses are subject to inflation adjustments into the future 9. Holding expenses reflect the present value of expected future expenses incurred by the holding companies (present value holding expenses). These expenses are assumed to run off in line with the in-force life business.

The target investment mix assumed does not vary with different scenarios. Where the current investment mix is different from the target, the target mix is modeled to be reached over a period of time.

Operating assumptions are reviewed each year and a determination is made as to whether they should be changed.

Economic assumptions

Economic assumptions used in the embedded value are based on observable market data and projections of future trends. These assumptions are approved by the Executive Board.

Risk discount rate

The discount rates used in embedded value reflect AEGON’s weighted average cost of capital (WACC). From the WACC, we derive an AEGON risk margin as the difference between the WACC and weighted current risk free rates across the major country units. The WACC is calculated using a combination of a group level risk free interest rate, an equity risk premium, an assessment of company risk (beta) and an allowance for the gearing impact of debt financing. Rigid adherence to such an approach can result in inappropriate volatility in the WACC and the derived AEGON risk margin, for example as a result of short-term movements in beta. In 2004 and 2005 the AEGON risk margin was 3.2%. In 2006 and 2007 it was concluded that, taking into account changes in the beta and the level of debt financing, 3.0% would be a more appropriate allowance for an AEGON group wide risk margin. The analysis in 2008 reflected a similar approach but recognized that an increase in the equity risk premium was appropriate. Prior to 2008 the cost of equity was in the range 8% to 9%. In 2008 a cost of equity of 10.5% was assumed, which resulted in an increase in the risk margin from 3% to 4%. In 2009, the cost of equity increased to 11.3% however we maintained a stable risk margin at 4%.

Discount rates are then calculated at a country unit level to reflect the AEGON risk margin and the country risk free rate assumption. Where risk free rates are projected to move from current market rates to an ultimate long-term rate, the risk margin is applied to a blended rate to arrive at a single risk discount rate. In previous years no adjustment was made to discount rates among the three major country units to reflect differences in business risk either at country level or business unit/product level. The substantial de-risking of the Netherlands business has been recognized, similar to last year, leading to the inclusion of a risk margin of 3% for the Netherlands, 1% below the US and the UK. It should also be noted that, specific risk factors within each of these three countries will be reflected in the reserves set at a local level. An allowance for specific risk factors in the new/smaller country units is included in the discount rates where appropriate.

Equity return

The method used to derive projected equity returns is similar to that used to derive risk discount rates. As in previous years this method has resulted in the assumption of equity returns at the same level as discount rates. This includes the Netherlands, even though the lower risk premium applicable to this business could have supported an approach where they exceeded the discount rate to achieve consistency of equity returns across euro economies.

9 Refer to addendum 8 for the inflation assumptions.

Embedded Value	Page 39

Risk free fixed interest returns

Risk free fixed interest returns correspond to the government bond yield for ten-year fixed interest instruments. These returns are used to derive risk discount rates and also underlie projections of returns on reinvestments, which will vary by the duration and credit characteristics of the assumed investment policy. In the Americas and the Eurozone, the assumed returns grade from the current market levels to the long-term assumptions – derived from the forward curve – over a period of approximately five years.

Embedded options and guarantees

Insurance policies can have options and guarantees that are embedded in the product design (embedded options and guarantees). These embedded options and guarantees include minimum guaranteed death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

An explicit allowance for the time value of all material embedded options and guarantees has been included by assessing their impact on embedded value life insurance using mostly stochastic modeling. The methodology and assumptions used to assess this for the two regions where the impact on the EVLI is material are described in addendum 8. In total, the time value of options and guarantees included in the EVLI for the Group was EUR 590 million, after tax.

As well as the explicit cost included for the time value of embedded options and guarantees, the PVFP for the Netherlands includes a positive value of EUR 1.3 billion in relation to the release of EUR 2.0 billion IFRS reserve held for financial options and guarantees, and which is backed by an economic hedging program. This value has been established by projecting the future releases to shareholders from the reserve, assuming the underlying assets earn a fixed income rate of return, and discounting the releases, net of 25.5% tax, at the risk discount rate.

Required capital

The solvency requirement underlying the cost of capital allowance in the embedded value is the internal surplus requirement on which the business is managed. This requirement is based on the more stringent of the local regulatory requirement and the Standard and Poor’s local capital adequacy models at a AA level plus any additional internally imposed requirements, if applicable. The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements. This then forms the basis for the solvency requirements for that business throughout this report.

In addition, embedded value figures calculated using the regulatory surplus requirement are shown in table 26, in addendum 4.

Embedded Value	Page 40

Addendum 8: Detailed economic assumptions

Table 29

Economic assumptions 2009	Discount rate	Equity returns	Property returns	Risk free fixed interest returns (A)			Net credit spread on fixed interest (B)			Inflation rate	Tax rate
				Start	Ultimate	Grading period (years)	Start	Ultimate	Grading period (years)
Americas
United States	8.9%	8.9%	8.0%	3.9%	6.0%	5	290	130	2	2.0%	35.5%
Canada	8.2%	8.2%	-	3.7%	4.8%	5	104	65	2	2.0%	28.0%
Mexico	12.5%	-	-	6.5%	6.5%	-	-	-	-	4.2%	40.0%
The Netherlands	7.4%	7.4%	6.7%	3.8%	5.0%	5	124	100	2	2.0%	25.5%
United Kingdom	8.8%	8.8%	8.8%	4.2%	5.4%	5	167	119	2	2.0%	28.0%
Other Countries
Asia
China	10.2%	10.2%	-	4.0%	4.4%	5	131	131	-	3.0%	25.0%
Central and Eastern Europe
Czech Republic	8.3%	8.3%	8.3%	4.3%	4.3%	-	-	-	-	3.0%	19.0%
Hungary	12.0%	12.0%	12.0%	8.0%	8.0%	-	-	-	-	3.0%	19.0%
Poland	10.2%	10.2%	-	6.2%	6.2%	-	-	-	-	3.0%	19.0%
Romania	13.0%	13.0%	-	9.0%	9.0%	-	-	-	-	4.0%	16.0%
Slovakia	8.4%	8.4%	-	3.8%	5.0%	5	-	-	-	3.0%	19.0%
Turkey	15.0%	15.0%	-	9.0%	9.0%	-	-	-	-	5.0%	20.0%
Other European Countries
France	8.4%	8.4%	5.7%	3.8%	5.0%	5	90	50	1	2.0%	34.4%
Spain	8.4%	8.4%	8.4%	3.8%	5.0%	5	126	90	2	2.0%	30.0%
Variable Annuity Europe	8.8%	8.8%	8.8%	4.2%	5.4%	5	127	127	-	2.0%	12.5%

Economic assumptions 2008	Discount rate	Equity returns	Property returns	Risk free fixed interest returns (A)			Net credit spread on fixed interest (B)			Inflation rate	Tax rate
				Start	Ultimate	Grading period (years)	Start	Ultimate	Grading period (years)
Americas
United States	7.2%	7.2%	6.5%	2.3%	4.1%	5	606	109	2	2.0%	35.5%
Canada	7.4%	7.4%	-	2.6%	4.1%	5	259	65	2	2.0%	28.0%
Mexico	13.0%	-	-	8.5%	8.5%	-	-	-	-	4.0%	40.0%
The Netherlands	7.0%	7.0%	6.7%	3.4%	4.6%	5	527	148	2	2.0%	25.5%
United Kingdom	7.9%	7.9%	7.9%	3.4%	4.4%	5	388	110	2	2.0%	28.0%
Other Countries
Asia
China	10.0%	10.0%	-	2.9%	3.9%	5	144	144	-	3.0%	25.0%
Taiwan	6.8%	6.8%	-	1.7%	2.6%	5	365	82	2	2.0%	25.0%
Central and Eastern Europe
Czech Republic	8.5%	8.5%	8.5%	4.5%	4.5%	-	-	-	-	3.0%	19.0%
Hungary	11.0%	11.0%	11.0%	7.0%	7.0%	-	45	45	-	3.0%	20.0%
Poland	9.5%	9.5%	-	5.5%	5.5%	-	-	-	-	3.0%	19.0%
Romania	13.0%	13.0%	-	8.5%	8.5%	-	-	-	-	5.0%	16.0%
Slovakia	8.0%	8.0%	-	3.4%	4.6%	5	-	-	-	3.0%	19.0%
Other European Countries
France	8.0%	8.0%	8.0%	3.4%	4.6%	5	100	50	2	2.0%	34.4%
Spain	8.0%	8.0%	8.0%	3.4%	4.6%	5	128	55	2	2.0%	30.0%

(A) Risk free fixed interest returns correspond to the 10-year government bond yield.

(B) Average net credit spread in basis points (bps) of all corporate bonds, mortgages, loans, etc. over the risk free fixed interest returns.

Embedded Value	Page 41

Americas

Stochastic modeling methodology

The embedded value is taken as the average of the values calculated over a range of stochastic scenarios. The risk discount rate used in each scenario is described in table 4.

Scenarios for general account products

¿	Treasury yield curve scenarios

These scenarios model the US treasury yield curve. The underlying dynamics of the scenario generator are lognormal, with mean reversion to the assumed interest rate levels as described in table 4 as well as further adjustments in the event that the rates become too extreme. A short maturity (90-day) and long maturity (10-year) rate are projected. For both rates a quarterly volatility, a mean reversion target, and a mean reversion factor are specified, as well as a correlation between the movements of the two projected rates. Volatilities (standard deviations) are based on historical data. The net credit spreads are not assumed to vary by scenario.

Table 30

Stochastic modeling mean reversion targets
Maturity	Reversion target	Quarterly yield volatility
90-day	4.87%	16%
10-year	5.96%	8%

¿	Equity scenarios

Common stock and preferred stock account for less than 2% of the total AEGON USA general account assets. Therefore, these are not modeled separately.

Scenarios for separate account products

These scenarios cover various classes of equities and fixed income investments (bonds, money markets) as benchmarks for separate account funds. The underlying dynamics of the generator are lognormal, with inputs of expected returns and volatilities for each fund class as well as correlations between fund classes. Volatilities and correlations between funds are based on historical data. The current economic environment and forward-looking assumptions as per the dividend discount model were used to determine expected annual returns.

Within the stochastic scenarios, non-economic assumptions such as lapses are modeled dynamically. No management behavior is modeled.

Table 31

Stochastic modeling assumptions	Effective annualized long-term gross return	Annual price volatility (A)
Equity	8.90%	20.00%
Convertible bonds	8.06%	10.75%
Barclays Capital Aggregate Bond	6.73%	3.75%
Money market	4.87%	0.50%

(A) Volatilities in this table are with respect to volatilities of returns.

Embedded Value	Page 42

Table 32

Correlation matrix (A)	Equity	Convertible bonds	Barclays Capital Aggregate Bond	Money market
Equity	1.00	0.85	0.07	0.10
Convertible bonds	0.85	1.00	0.21	0.11
Barclays Capital Aggregate Bond	0.07	0.21	1.00	0.10
Money market	0.10	0.11	0.10	1.00

(A) Correlations in this table are with respect to correlations of returns.

The Netherlands

Stochastic modeling methodology

The allowance in embedded value for the minimum interest guarantees in the life insurance portfolio (traditional business, unit-linked portfolios and separate account contracts) is calculated stochastically, where applicable. The impact of the financial options is calculated using the average values of the future after-tax shortfalls and profit-sharing over a range of stochastic scenarios, discounted using the risk discount rate described in table 4.

Within the stochastic scenarios non-economic assumptions are based on best estimates. No management behavior is modeled.

Scenarios for general account products

Profit sharing is mainly driven by an externally defined basket of government bonds. Therefore, no equity return or correlation assumptions are required to assess the exposure to the financial options and guarantees embedded in the traditional products.

At year-end 2009, the book yield on this basket equaled 3.29%. To assess the value of the minimum guarantees, a mean reversion target return of 4.95% is assumed for this benchmark. Projected interest rate scenarios are specified taking into account correlation between successive years, the mean reversion target and volatility. The model volatility is related to the implied volatility of the 7-year yield as an approximation of the actual volatility of the profit-sharing benchmark.

Table 33

Stochastic modeling mean reversion targets
	Reversion target	Annual yield volatility
Profit-sharing rate	4.95%	14.6%

Scenarios for unit-linked and separate account pension products

The unit-linked portfolio and separate account pension contracts are backed by a mix of equities and fixed income investments. The underlying dynamics of the scenario generators are lognormal, with inputs of expected returns and volatilities as well as the correlation matrix. The tables that follow include the mix of the underlying assets, the expected returns, volatilities per asset class and the assumed correlations for each of the unit-linked and separate account products. Volatilities and correlations between asset classes are based on historical data.

Embedded Value	Page 43

Table 34

Stochastic modeling unit-linked portfolio
AEGON funds	Expected return			Annual price volatility
	Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity fund	7.40%	7.40%	-	24.50%	17.30%	5
Fixed income fund	1.28%	3.91%	5	3.70%	3.70%	-
Property fund	7.40%	7.40%	-	24.50%	17.30%	5
Mix fund (A)	4.27%	5.77%	5	11.20%	10.98%	5
Government bonds fund	3.90%	3.90%	-	0.20%	0.20%	-

(A) The AEGON Mix fund is a combination of 40% equity fund, 55% fixed income fund and 5% property fund.

Table 35

Stochastic modeling unit-linked portfolio
Correlation matrix (A)	Equity			Fixed income			Property
	Start	Ultimate	Grading period	Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity	1.00	1.00	-	-0.36	-0.18	5	0.77	0.70	5
Fixed income	-0.36	-0.18	5	1.00	1.00	-	-0.14	-0.25	5
Property	0.77	0.70	5	-0.14	-0.25	5	1.00	1.00	-

(A) Correlations in this table are with respect to correlations of returns.

Table 36

Stochastic modeling separate account pensions
	Distribution	Annual Price Start	Ultimate	Volatility Grading period
Equity (A)	15.4%	24.50%	17.30%	5
Fixed income (A)	82.1%	3.80%	3.80%	-
Property (A)	2.5%	24.50%	17.30%	5

(A) The expected returns used in stochastic modeling for these asset classes are the same as in table 29.

Table 37

Stochastic modeling separate account pensions
Correlation matrix (A)		Equity		Bonds			Property
	Start	Ultimate	Grading period	Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity	1.00	1.00	-	-0.36	-0.18	5	0.77	0.70	5
Bonds	-0.36	-0.18	5	1.00	1.00	-	-0.14	-0.25	5
Property	0.77	0.70	5	-0.14	-0.25	5	1.00	1.00	-

(A) Correlations in this table are with respect to correlations of returns.

Embedded Value	Page 44

Glossary and abbreviations

Glossary

Base case	The EVLI, TEV and VNB calculated under the set of assumptions and methodology outlined in addendum 5 Methodology. Sensitivity tests reflecting a deviation on the assumptions are presented in comparison to the base case.

Closed book	An assumption that the portfolio will run off after the valuation date and is not expected to grow with future new business.

Cost of capital	The cost related to having to hold solvency capital that will constrain distributions to shareholders. The cost originates from the fact that the net return earned on the assets backing this capital is lower than the discount rate.

Discount rate	The rate at which future cash flows are discounted back to the valuation date.

Embedded options and guarantees	Can apply to both assets and liabilities of AEGON. On assets, refers to features such as guarantees the ability to exercise an option to call, put, prepay or convert an asset. On liabilities, refers to features such as minimum guaranteed death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

Embedded value life insurance	The contributed capital invested in AEGON’s life operations, the adjusted net worth, and the present value of the existing life insurance business at the valuation date less the cost of capital and excluding any value attributable to future new business.

Embedded value life insurance movement	The change in embedded value life insurance from one reporting year to another.

Embedded value operating margin	Return on embedded value life insurance from operating activities. Defined as embedded value operating return divided by beginning of year embedded value life insurance (after any beginning of year adjustments) on a constant currency basis.

Embedded value operating return	Embedded value life insurance earnings from operating activities. Defined as the value of new business plus in-force performance.

Embedded value total margin	Return on embedded value life insurance from all sources. Defined as embedded value total return divided by beginning of year embedded value (after any beginning of year adjustments) in euros.

Embedded value total return	Embedded value life insurance earnings from all sources, not including capital movements. Defined as embedded value operating return plus the variance from long-term investment return, changes in economic assumptions, currency exchange differences and miscellaneous impacts.

European Embedded Value Principles	A consistent framework for the calculation and reporting of embedded value published in May 2004 by the CFO Forum, a group representing the Chief Financial Officers of major European insurers.

Embedded Value	Page 45

Free surplus	Excess of assets available at the valuation date over capital needed to support the business (liabilities and required surplus).

Going concern basis	Business outlook assumption that expects the business to behave under normal conditions but excluding the value generated by future new business.

Gross value of new business	The value of new business, grossed-up at the effective new business corporate tax rate, before allowance for the cost of capital.

In-force business	Contracts and policies that are in effect as at the valuation date.

In-force performance	Defined as unwinding discount rate plus current-year experience variance from non-economic assumptions within management control plus change in operating assumptions.

Internal rate of return	The discount rate at which the present value of the distributable earnings from new business equals the investment in new business, i.e. the projected return on the initial investment in new business.

Internal surplus basis	The more stringent of local regulatory solvency requirements and Standard and Poor’s (S&P) solvency requirements at AA level, plus any additional internally imposed requirements, if applicable.

International Financial Reporting Standards	A set of accounting standards developed by the International Accounting Standards Board. All publicly listed companies in the European Union are required to prepare their financial statements in conformity with IFRS beginning January 1, 2005.

IFRS book value	Net asset value based on international financial reporting standards.

Mark-to-market	The adjustment of the asset value from regulatory value to market value.

Movement analysis	An explanation of the change in embedded value life insurance from one reporting period to the next.

Net asset spreads	Excess of net investment return over the risk free rate.

Persistency	The rate at which policies and contracts remain in-force.

Present value of distributable earnings	The discounted value of expected future distributable earnings as at the valuation date at the discount rate.

Present value of new business premiums	The discounted value of modeled premiums on the block of business sold in the latest reporting year.

Present value of future profits	The present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio, discounted at the embedded value discount rate.

Reporting segment	The product type categories of business on which AEGON reports externally for IFRS and EVLI/TEV.

Embedded Value	Page 46

Required surplus	The capital that AEGON is required to hold in order to satisfy local regulatory solvency requirements or to demonstrate financial strength (via ratings from agencies such as Standard & Poor’s and Moody’s).

Reserve base	Methodology or principle basis to calculate the level of reserves.

Total embedded value	The sum of the embedded value life insurance and the value of the other activities and holding activities.

Time value of money	The expected value of money at a certain valuation date.

Unwind of discount	Expected return on the beginning of year EVLI.

Value of new business	The present value of the future distributable earnings on the block of business sold in the latest reporting year. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and beginning of quarter operating assumptions.

Value of in-force	The present value of the expected future profits emerging from the business in-force as of the valuation date minus the cost of capital.

Variance analysis	Explanation of the difference between actual and expected experience related to assumptions.

Embedded Value	Page 47

Abbreviations

A&H	Accident & health
ANW	Adjusted net worth
APE	Annualized premium equivalent
BoY	Beginning of year
CoC	Cost of capital
DPAC	Deferred policy acquisition costs
EEV	European Embedded Value
EoY	End of year
EVLI	Embedded value life insurance
FA	Fixed annuities
Fee	Fee business
FS	Free surplus
IFRS	International financial reporting standards
IGP	Institutional guaranteed products
IRR	Internal rate of return
LAP	Life for account of policyholders
PVDE	Present value of distributable earnings
PVFP	Present value of future profits
PVNBP	Present value of new business premiums
RS	Required surplus
TEV	Total embedded value
TL	Traditional life
VA	Variable annuities
ViF	Value of in-force business
VNB	Value of new business
VOBA	Value of business acquired

Embedded Value	Page 48

Disclaimers

Cautionary note regarding Regulation G (non-GAAP measure)

This press release includes a non-GAAP financial measure. Embedded value is not based on IFRS, which are used to prepare and report AEGON’s 2009 financial statements and should not be viewed as a substitute for IFRS financial measures. In the 2009 Embedded Value report available on www.aegon.com, the embedded value life insurance and the total embedded value are reconciled to shareholders’ equity of EUR 12.2 billion as reported in AEGON’s annual accounts over the year 2009. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¿	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¿	Changes in the performance of financial markets, including emerging markets, such as with regard to:
¿	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
¿	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;
¿	The frequency and severity of insured loss events;
¿	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;
¿	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¿	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¿	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¿	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;
¿	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
¿	Acts of God, acts of terrorism, acts of war and pandemics;
¿	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;
¿	Changes in the policies of central banks and/or governments;
¿

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

¿

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

¿	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;
¿	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
¿	Customer responsiveness to both new products and distribution channels;
¿	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
¿

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

¿	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and
¿	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Embedded Value	Page 49

AEGON N.V.

Group Corporate Communications & Investor Relations

Analysts & Investors	+31 (0)70 344 83 05
+1 877 548 9668 – toll free USA only
E-mail	ir@aegon.com

Media	+31(0)703448344
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Website: www.aegon.com

Embedded Value	Page 50